FILE NO: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust: VOYAGEUR TAX-EXEMPT TRUST,
     Series 9

B.   Name of Depositor: VOYAGEUR FUND MANAGERS, INC.

C.   Complete address of Depositor's principal executive offices:
     90 South Seventh Street, Suite 4400
     Minneapolis, Minnesota 55402

D.   Name and complete address of agents for service:

     VOYAGEUR FUND MANAGERS, INC.           CHAPMAN AND CUTLER
     Attention:  Thomas J. Abood            Attention:  Mark J. Kneedy
     90 South Seventh Street, Suite 4400    111 West Monroe Street
     Minneapolis, Minnesota  55402          Chicago, Illinois  60603

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee: $0.00

H.   Approximate date of proposed sale to the public:

     AS  SOON AS  PRACTICABLE  AFTER  THE  EFFECTIVE  DATE  OF THE  REGISTRATION
     STATEMENT

  / / Check box if it is  proposed  that this  filing  will become     effective
      pursuant to Rule 487

================================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.





                            VOYAGEUR TAX-EXEMPT TRUST
                                    SERIES 9

                              CROSS REFERENCE SHEET

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                   (Form N-8B-2 Items Required by Instruction
                         1 as to Prospectus on Form S-6)

                      FORM N-8B-2                          FORM S-6
                      ITEM NUMBER                    HEADING IN PROSPECTUS

                     I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)  Name of trust                                  )
      (b)  Title of securities issued                     )   Prospectus Front Cover Page

2.    Name and address of Depositor                       )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

3.    Name and address of Trustee                         )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration

4.    Name and address of principal                       )   Underwriting
        underwriter                                       )

5.    Organization of trust                               )   Introduction

6.    Execution and termination of                        )   Introduction
        Trust Indenture and Agreement                     )   Trust Administration

7.    Changes of Name                                     )   *

8.    Fiscal year                                         )   *

9.    Material Litigation                                 )   *

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding                     )   Introduction
          trust's securities and rights                   )   Rights of Unitholders
          of security holders                             )   The Fund
                                                          )   Trust Administration

11.     Type of securities comprising                     )   Introduction
          units                                           )   The Fund
                                                          )   The Trusts

12.     Certain information regarding                     )   *
          periodic payment certificates                   )

13.     (a)  Load, fees, charges and                      )   Introduction
          expenses                                        )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering
                                                          )   Trust Information
                                                          )   Trust Administration

        (b)  Certain information regard-                  )   *
               ing periodic payment plan                  )
               certificates                               )

        (c)  Certain percentages                          )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering

        (d)  Certain other fees,                          )   Public Offering
               expenses or charges                        )   Trust Administration
               payable by holders                         )   Trust Operating Expenses

        (e)  Certain profits to be                        )   Public Offering
               received by depositor,                     )   Underwriting

               principal underwriter,                     )   The Trusts
               trustee or affiliated persons              )   Trust Operating Expenses

        (f)  Ratio of annual charges                      )   *
               to income                                  )

14.     Issuance of trust's securities                    )   The Fund

15.     Receipt and handling of payments                  )   *
          from purchasers                                 )

16.     Acquisition and disposition of                    )   Introduction
          underlying securities                           )   Rights of Unitholders
                                                          )   Trust Administration

17.     Withdrawal or redemption                          )   Rights of Unitholders
                                                          )   Trust Administration

18.     (a)  Receipt and disposition                      )   Introduction
          of income                                       )   Rights of Unitholders

        (b)  Reinvestment of distribu-                    )   Rights of Unitholders
               tions                                      )
        (c)  Reserves or special funds                    )

                                                          )   Trust Administration
        (d)  Schedule of distributions                    )   Summary of Essential Financial Information

19.     Records, accounts and reports                     )   Rights of Unitholders
                                                          )   Trust Administration

20.     Certain miscellaneous provisions                  )   Trust Administration
          of trust agreement                              )

21.     Loans to security holders                         )   *

22.     Limitations on liability                          )

                                                          )   Trust Administration

23.     Bonding arrangements                              )   *

24.     Other material provisions of                      )   *
          trust indenture or agreement                    )

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor                         )   Trust Administration

26.     Fees received by Depositor                        )   Trust Administration

27.     Business of Depositor                             )   Trust Administration

28.     Certain information as to                         )
          officials and affiliated                        )   *
          persons of Depositor                            )

29.     Companies owning securities of                    )   *
          Depositor                                       )

30.     Controlling persons of Depositor                  )   *

31.     Compensation of Directors                         )   *

32.     Compensation of Directors                         )   *

33.     Compensation of Employees                         )   *

34.     Compensation to other persons                     )   Public Offering


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's                           )   Rights of Unitholders
          securities                                      )

36.     Suspension of sales of trust's                    )   *
          securities                                      )

37.     Revocation of authority to                        )   *
          distribute                                      )

38.     (a)  Method of distribution                       )

        (b)  Underwriting agreements                      )   Underwriting

        (c)  Selling agreements                           )

39.     (a)  Organization of principal                    )
               underwriter                                )

                                                          )   Trust Administration

        (b)  N.A.S.D. membership by                       )
               principal underwriter                      )

40.     Certain fees received by                          )   *
          principal underwriter                           )
41.     (a)  Business of principal                        )   Trust Administration
          underwriter                                     )

        (b)  Branch offices of principal                  )   *
          underwriter                                     )

        (c)  Salesmen of principal                        )   *
          underwriter                                     )

42.     Ownership of securities of the                    )   *
          trust                                           )

43.     Certain brokerage commissions                     )
          received by principal                           )   *
          underwriter                                     )

44.     (a)  Method of valuation                          )   Introduction
                                                          )   Summary of Essential Financial
                                                          )     Information
                                                          )   Public Offering
                                                          )   Trust Administration
                                                          )   Rights of Unitholders

        (b)  Schedule as to offering                      )   *
               price                                      )

        (c)  Variation in offering price                  )   Public Offering
               to certain persons                         )

45.     Suspension of redemption rights                   )   Rights of Unitholders

46.     (a)  Redemption valuation                         )   Rights of Unitholders
                                                          )   Trust Administration

        (b)  Schedule as to redemption                    )   *
          price                                           )

47.     Purchase and sale of interests                    )

          in underlying securities                        )   Trust Administration

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                    )   Trust Administration
          trustee                                         )
49.     Fees and expenses of trustee                      )   Summary of Essential Financial
                                                          )     Information
                                                          )   Trust Administration
50.     Trustee's lien                                    )   Trust Administration

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's                   )
          securities                                      )   *

                            VII. POLICY OF REGISTRANT

52.     (a)  Provisions of trust agree-                   )
               ment with respect to                       )
               replacement or elimi-                      )   The Fund
               nation of portfolio                        )
               securities                                 )

        (b)  Transactions involving                       )
               elimination of underlying                  )   *
               securities                                 )

        (c)  Policy regarding substitu-                   )   Trust Administration
               tion or elimination of                     )
               underlying securities                      )

        (d)  Fundamental policy not                       )   *
               otherwise covered                          )

53.     Tax status of trust                               )   Tax Status
                                                          )   The Trusts

                   VIII. Financial and Statistical Information

54.     Trust's securities during                         )   *
          last ten years                                  )

55.                                                       )
                                                          )

56.     Certain information regarding                     )   *
                                                          )

57.     Periodic payment certificates                     )

58.                                                       )

59.     Financial statements (Instruc-                    )   Other Matters
          tions 1(c) to Form S-6)                         )


----------------------------------
*    Inapplicable, omitted, answer negative or not required



                  Preliminary Prospectus Dated February 3, 1997

                       VOYAGEUR TAX-EXEMPT TRUST, SERIES 9

                           COLORADO INSURED SERIES 8
                          TERRITORIAL INSURED SERIES 5
                            OREGON INSURED SERIES 5
                           NATIONAL INSURED SERIES 3


1,000 Units                                            (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Voyageur Tax-Exempt Trust, Series 8 (Registration No. 333-10705) as filed on October 17, 1996, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Voyageur Tax-Exempt Trust Series 1 and Subsequent Series dated January 19, 1995 (incorporated by reference to Amendment No. 1 to Form S-6 filed on behalf Voyageur Tax-Exempt Trust Series 5).

1.2 Form of Trust Indenture and Agreement for Voyageur Tax-Exempt Trust, Series 9 (to be filed by Amendment).

2. Opinion of counsel to the Sponsor as to legality of the Securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters (to be filed by Amendment).

3.   None.

4.   Not Applicable.

5. Financial Data Schedules filed electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T (to be filed by Amendment). 6. Written Consents
     (a) Consent of George K. Baum & Company (to be filed by Amendment)
     (b) Consent of KPMG Peat Marwick LLP (to be filed by Amendment)



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Voyageur Tax-Exempt Trust, Series 9, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the day of February 3, 1997.


                                   VOYAGEUR TAX-EXEMPT TRUST, SERIES 9
                                     (Registrant)

                              By:  Voyageur Fund Managers, Inc.
                                   (Depositor)

                              By:  /s/THOMAS J. ABOOD
                                   ---------------------
                                   Senior Vice President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on February 3, 1997.

     SIGNATURE                                    TITLE

MICHAEL E. DOUGHERTY
--------------------
Michael E. Dougherty                        Chairman of the Board
                                              and Director

JOHN G. TAFT
--------------------
John G. Taft                                Chief Executive Officer
                                              and Director

EDWARD J. KOHLER
--------------------
Edward J. Kohler                            Director

FRANK C. TONNEMAKER
--------------------
Frank C. Tonnemaker                         Director

JANE M. WYATT
--------------------
Jane M. Wyatt                               Director

                                                              /s/THOMAS J. ABOOD
                                                              ------------------
                                                                 Thomas J. Abood

     Thomas J. Abood signs this document pursuant to a Power of Attorney filed with the Securities and Exchange Commission with the Registration Statement on Form S-6 for Voyageur Tax-Exempt Trust, Series 5 (Registration No. 33-62682).